Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cape Cod'r Inc.
25 Vinton Street, Apt 1
Boston, MA 02127
https://capecodr.com/

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: Cape Cod'r Inc.
> Address: 25 Vinton Street, Apt 1, Boston, MA 02127
> State of Incorporation: DE
> Date Incorporated: June 10, 2021

Terms:

> Convertible Promissory Note

Offering Minimum: $20,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
> Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
> Maturity Date: January 07, 2027
> Valuation Cap: $6,000,000.00
> Discount: 20.0%
> Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

> Underlying Security Name: Common Stock
>
> Voting Rights:
> One vote per share.
>
> Material Rights:

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

*Maximum interest rate offered subject to adjustment for increase in the annual interest rate. See info below.

Time-Based Perks

Early Bird 1 - Invest $1,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + One entry into a raffle for a Newport Cruise for two + 5% increase in the annual interest rate.

Disclaimer: Must be 21+ to enter the raffle. The cruise must be booked between 06/01–08/30. Travel and lodging costs are not included. The winner will be randomly selected at the close of the campaign.

Early Bird 2 - Invest $5,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + A confirmed Newport Cruise for two + 10% increase in the annual interest rate.

Disclaimer: Must be 21+. The cruise must be booked between 06/01–08/30. Travel and lodging costs are not included. The Cod'r team will assist in coordinating with the cruise partner.

Early Bird 3 - Invest $10,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + confirmed Newport

Cruise and dinner for two (valued at $300) + 15% increase in the annual interest rate.

Disclaimer: Must be 21+. The cruise must be booked between 06/01–08/30. Travel and lodging costs are not included. Dinner reimbursement will be sent via Venmo, and recipients are responsible for booking the reservation. The Cod'r team will assist in coordinating with the cruise partner.

Early Bird 4 - Invest $25,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + Custom Cape Cod'r Beach Chair + Private Charter + 20% increase in the annual interest rate.

Disclaimer: Must be 21+. The private charter must be booked between 06/01–08/30. Travel and lodging costs are not included. The Cod'r team will assist in coordinating with the private charter partner.

Early Bird 5 - Invest $50,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + Custom Cape Cod'r Beach Chair + Private Charter + 1 Night Hotel Stay + 25% increase in the annual interest rate.

Disclaimer: Must be 21+. The private charter must be booked between 06/01–08/30. Travel costs are not included. The hotel will be booked by the Cod'r team, and they will reach out to coordinate reservation details.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive a 4% increase in the annual interest rate.

Tier 2: Invest $5,000+ and receive an 8% increase in the annual interest rate.

Tier 3: Invest $10,000+ and receive a 10% increase in the annual interest rate.

Tier 4: Invest $25,000+ and receive a 12% increase in the annual interest rate.

Tier 5: Invest $50,000+ and receive a 15% increase in the annual interest rate.

The 10% StartEngine Venture Club Bonus

Cape Cod'r will offer 10% additional increase in the annual interest rate for all investments that are committed by investors that are eligible for the StartEngine Venture Club bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on their Convertible Note in this Offering.

This 10% increase is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Overview

Cape Cod'r is a premium canned cocktail brand created by Kevin O'Leary and inspired by the Cape Cod lifestyle. Their drinks were born in the backyard of his Dennis Port home, and are designed to evoke a nostalgic feeling of being on the Cape, enjoying simple, refreshing beverages with friends and family. Made with three simple ingredients, each cocktail is 100 calories, gluten-free, and 4.5% ABV. Cape Cod'r delivers a light, crisp drinking experience that contrasts with many over-carbonated and heavily flavored competitors. Since its inception, the company has sold over 600,000 cans, establishing a strong brand identity closely tied to New England's coastal lifestyle.

Business Model

Cape Cod'r operates in the ready-to-drink (RTD) cocktail market, targeting health-conscious consumers looking for convenient, lightly carbonated beverages. The company distributes its products across Massachusetts, Rhode Island, and Connecticut, and also sells direct-to-consumer (DTC) in over 40 states. Through partnerships with local businesses and strategic distribution channels like Horizon Beverage, Cape Cod'r has established a robust presence in the region. Their emphasis on regional branding and lifestyle marketing positions them uniquely against larger competitors, driving customer loyalty and engagement in the niche RTD space. Intellectual Property

As a lifestyle brand with regional ties, Cape Cod'rs intellectual property largely revolves around its unique branding, packaging design, and product formulations. Each cocktail flavor, along with its nostalgic marketing, has been carefully curated to align with the coastal theme, providing strong market differentiation. Their focus on a simple, natural ingredient list also ensures that the brand resonates with modern consumers seeking cleaner label products. The brand's intellectual property extends to its recognizable packaging, capturing the essence of Cape Cod through design elements that include beach, water, and sunset tones.

Corporate History

Cape Cod'r Inc. was initially organized as Cape Cod'r LLC, a Delaware limited liability company on June 10, 2021 and converted to a Delaware corporation on March 4, 2022.

Disclosure Related to Board Director

Joseph Feerrar, a Board Director of the Company, recently resolved three legal disputes involving his unrelated business, Bald Birds Brewing Company LLC. The disputes were resolved by a settlement with CAPTECH Financial, LLC related to a default under a Master Lease Agreement, a settlement with EBF Holdings, LLC over a breach of a Revenue-Based Financing Agreement, and the third was voluntarily dismissed. Please see the Risk Factors section to learn how this may affect your investment.

Competitors and Industry

Competitors

Cape Cod'r competes primarily in the RTD cocktail market against brands like Nantucket Craft Cocktails, Viva Tequila Seltzers, Fishers Island Lemonade, and High Noon. What sets Cape Cod'r apart is its lower ABV content and light carbonation, which provide a more sessionable and less synthetic drinking experience compared to competitors.

Additionally, Cape Cod'rs strong connection to the New England lifestyle allows it to build a loyal consumer base in the region. Despite competing with larger, more established brands, Cape Cod'rs regional focus and unique brand positioning give it an edge in the local market.

Industry

The RTD cocktail industry is growing, especially in the Northeastern U.S. market, which is experiencing strong demand for convenient, on-the-go beverages. The North American RTD cocktail market is expected to grow at a compound annual growth rate (CAGR) of 5.2% from 2024 to 2029. This growth is largely driven by health-conscious consumers seeking alternatives to beer and traditional high-sugar cocktails. Cape Cod'r is well-positioned within this expanding market due to its emphasis on clean, simple ingredients and regional branding, aligning with consumer preferences for healthier, more natural beverage options.

Market projections are based on internal estimates and third-party data, are not verified, and do not guarantee future growth or returns on investments.

Source: https://www.grandviewresearch.com/industry-analysis/us- ready-to-drink-cocktails-market-report

Current Stage and Roadmap

Current Stage

Cape Cod'r is in the early stages of scaling, with 2024 projected revenues of $600,000. The company has established distribution in Massachusetts, Rhode Island, and Connecticut, with partnerships in place with over 500 accounts. Cape Cod'r has also recently transitioned to Horizon Beverage, the second-largest distributor in Massachusetts and Rhode Island, significantly increasing its reach. In addition, the company has gained recognition in the industry, winning multiple awards from Seltzer Nation and surpassing key competitors in the Coastal Division of Horizon Beverage. These milestones illustrate strong early traction and a growing customer base.

Future Roadmap

Cape Cod'r plans to deepen its market penetration in its core states of Massachusetts, Rhode Island, and Connecticut, with a focus on key accounts and chains. Over the next year, the company will invest in sampling programs and expand its product lineup with new flavors and packaging formats. Looking ahead to 2025, Cape Cod'r aims to reach $1 million in revenue by

selling 30,000 cases. Beyond that, the brand will explore expansion into warmer markets such as South Carolina or Florida to smooth seasonality and ensure year-round demand. Expansion into new states will be backed by a strong financial foundation and a clear focus on customer acquisition.

The Team

Officers and Directors

Name: William Ashbrook Patch III

William Ashbrook Patch III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, President, Chief Executive Officer, Principal Accounting Officer
  Dates of Service: June, 2021 - Present
  Responsibilities: Co-founder, President and CEO of Cape Cod'r Inc. Receives an annual salary of $90,000 and holds 410,000 common shares in the Company.

Other business experience in the past three years:

- Employer: Deloitte Consulting
  Title: Senior Consultant
  Dates of Service: January, 2019 - September, 2022
  Responsibilities: William was a management consultant for Deloitte Consulting servicing business challenges faced by companies in technology, consumer packaged goods, and financial services.

Name: Kevin Robert O'Leary

Kevin Robert O'Leary's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Board Director, CMO/COO
  Dates of Service: June, 2021 - Present
  Responsibilities: Co-founder and COO/CMO of Cape Cod'r. Responsible for managing all Marketing, Operations, Growth Strategy and Partnerships. Receives an annual salary of $60,000 and holds 410,000 common shares in the Company.

Other business experience in the past three years:

- Employer: Meta
  Title: Recruiter
  Dates of Service: May, 2021 - April, 2022
  Responsibilities: Talent advisor to the Legal, Policy and Communications organizations.

Other business experience in the past three years:

- Employer: Fannie Mae
  Title: Recruiter

Dates of Service: March, 2018 - May, 2021
Responsibilities: Talent Adviser and Partner for the Enterprise Risk Management, Finance and Capital Markets divisions.

Name: Taylor Laurence Bramhall

Taylor Laurence Bramhall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Head of Sales
  Dates of Service: March, 2021 - Present
  Responsibilities: Leading the Sales and Distribution strategy and execution across all channels. Receives an annual salary of $150,000 and currently holds 6%, gaining another 2% in December 2024 equity in the Company.

Name: Aaron Berkey

Aaron Berkey's current primary role is with Okeanos Venture Management . Aaron Berkey currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2023 - Present
  Responsibilities: Board Member, Investor and avid supporter and consumer. Does not receive a salary and receives 2% common equity options vesting over 3 years.

Other business experience in the past three years:

- Employer: Okeanos Venture Management
  Title: Managing Partner
  Dates of Service: January, 2017 - Present
  Responsibilities: Co-Founder and Managing Partner of the VC firm.

Other business experience in the past three years:

- Employer: HomeSlice.io, Inc.
  Title: Co-Founder and CEO
  Dates of Service: January, 2022 - June, 2023
  Responsibilities: Co-Founder and CEO

Other business experience in the past three years:

- Employer: Cresa Global Inc
  Title: Principal
  Dates of Service: September, 2006 - April, 2023
  Responsibilities: Commercial real estate broker

Name: Joseph Feerrar

Joseph Feerrar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Shareholder
  Dates of Service: May, 2021 - Present
  Responsibilities: Board member and shareholder. Joseph performs the beverage co-packing. Does not receive salary and receives 0.5% equity compensation from the Company.

Name: Anderson Arnold

Anderson Arnold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Investor
  Dates of Service: March, 2022 - Present
  Responsibilities: Normal Board member duties. Does not receive salary and holds 5,000 shares in the Company.

Name: Michael Haley

Michael Haley's current primary role is with Inspire Brands. Michael Haley currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Advisor and Board member. Does not receive a salary and holds 5,000 shares in the Company.

Other business experience in the past three years:

- Employer: Inspire Brands
  Title: President of International
  Dates of Service: December, 2020 - Present
  Responsibilities: Lead all aspects of International restaurant business - spanning 60 countries and $3B in consumer sales.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Convertible Note that an investor is buying has voting rights attached to the underlying security. However, you will be part of the minority shareholders of the Company and will agree to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Cape Cod'r Inc. was formed on June 10, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay

dividends on any shares once our directors determine that we are financially able to do so. Cape Cod'r Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers,

shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Seasonal Sales Dependency and Geographic Concentration
Cape Cod'r's current market strategy is heavily reliant on the Northeastern U.S., particularly in Massachusetts, Rhode Island, and Connecticut. This creates a geographic concentration risk, as the company's success is tied to consumer demand in these specific regions. Additionally, Cape Cod'r's brand is closely associated with the Cape Cod lifestyle, which may limit broader geographic appeal, especially outside of New England. Furthermore, Cape Cod'r's sales may experience seasonality, with a higher concentration of sales occurring during the warmer months when outdoor socializing and coastal vacations are more common. This seasonal demand fluctuation could impact cash flow and inventory management, particularly in the off-season. While the company plans to expand into warmer markets to smooth out seasonality, delays or challenges in executing this strategy could amplify these risks. Expansion into new markets could also involve significant costs and uncertainty, including the risk of slower-than-expected adoption in non-regional markets. Investors should consider these risks in evaluating Cape Cod'r's growth potential, as both geographic and seasonal factors may create volatility in the company's revenue and profitability.

Litigation and Settlement History of Board Member
Joseph Feerrar, a Board Director of the Company, was involved in and recently resolved three legal disputes as the owner and principal of Bald Birds Brewing Company LLC. Mr. Feerrar entered into a settlement agreement with CAPTECH Financial, LLC, in June 2024, following a default under a real property Master Lease Agreement, agreeing to a settlement payment of $83,805 to terminate the lease and release related security interests. Additionally, in a separate matter, Mr. Feerrar resolved a breach of contract lawsuit with EBF Holdings, LLC, related to a Revenue-Based Financing Agreement, by agreeing to a settlement payment of $175,000, which resulted in the dismissal of all claims with prejudice. The third legal dispute was voluntarily dismissed by the plaintiff in 2023. These settlements, while fully resolved, highlight some level of risk in investing in a company managed by an individual whose other businesses have recently been subject to litigation.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Will Patch	410,000	Common Stock	41.0%
Kevin O'Leary	410,000	Common Stock	41.0%

The Company's Securities

The Company has authorized Common Stock, SAFE, SAFE, SAFE, and Convertible Note - Series 2024 - CF.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

SAFE

The security will convert into Safe preferred units and the terms of the SAFE are outlined below:

Amount outstanding: $640,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Safe preferred units and the terms of the SAFE are outlined below:

Amount outstanding: $66,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Safe preferred units and the terms of the SAFE are outlined below:

Amount outstanding: $1,306,725.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

Convertible Note - Series 2024 - CF

The security will convert into Common stock and the terms of the Convertible Note - Series 2024 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: January 07, 2027
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified financing of $1,000,000

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 5(k) in the Subscription Agreement.

Voting Proxy

As a condition to issuance of shares of the Company pursuant to the conversion of these Convertible notes, the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not

include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a future minority holder of the underlying securities of the Convertible Notes of this offering, you will be granting your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 20,000
  Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.
  Date: November 15, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $640,000.00
  Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.
  Date: March 16, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $66,000.00

Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity
Date: September 25, 2024
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
Final amount sold: $1,306,725.00
Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.
Date: March 07, 2023
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $333,585 compared to $487,669 in fiscal year 2024.

This increase in revenue was due in part to the increase in consumer awareness for our brand and products and an increase in points of distribution across New England leading to an increase in sales velocity through stores, requiring retailers to buy more to support demand.

Cost of Sales

Cost of Sales for fiscal year 2023 was $282,698 compared to $362,279 in fiscal year 2024.

Gross Margins

Gross margins for fiscal year 2023 were $50,887 compared to $125,390 fiscal year 2024.

Gross margins increased from 2023 to 2024 due to a decrease in the cost of cans and cartons. We transitioned our cans from a higher cost digitally produced can to industry leading printed cans and invested in a higher quantity production of cartons, affording us to achieve cost efficiencies there as well.

As mentioned in the 2023 report, we noted that we would be trending towards 25% margins in 2024 predominantly due to selling through higher cost inventory produced towards the end of 2023. We achieved this goal and should see between 30-48% margins in 2025 depending on the product, realizing further margin expansion.

Expenses

Operating expenses for for fiscal year 2023 were $935,571 compared to $966,795 fiscal year 2024. This increase was primarily due to an increase in marketing expense driven by more promotions in retail accounts, social media, advertising and partnerships. Marketing expenses were $356,062 in 2023 compared to $502,359 in 2024. This increase was offset by a decrease in payroll expense from $188,100 in 2023 to $142,858 in 2024 and commission expenses for our sales representative from $156,465 in 2023 to $130,570 in 2024. We also decreased the general and administrative expenses from $186,987 in 2023 to $139,443 in 2024, spending only what was required to conduct business.

Other non-operating expenses of note was an investment by the Company of $150,000 to acquire the distribution rights of the Company from our 2023 MA and RI distributor Craft Collective, Inc and assign them to Horizon Beverage, Inc, the leading distributor in those markets. This was a decision made by management and the board of directors because Horizon Beverage Inc appeared able to scale and grow the Company's business beyond the capabilities and relationships that Craft Collective demonstrated in 2023 and 2022.

Historical results and cash flows:

The Company is currently in the growth stage of the venture having funded operations through capital raised from family, friends, and angel investors and revenue from product sales. The focus has been and will always be introducing our brand

and products to new consumers and building brand loyalty with existing customers in MA, RI, and CT. We intend to expand into other strategic markets when the time and capital investment warrants. The focus continues to be becoming consumers' drink of choice so they walk into their local bar, restaurant, golf course or liquor store with intent to buy Cape Cod'r. By increasing our investment in marketing from 2022 to 2023, we have seen brand loyalty build with more and more consumers who have fallen in love with our New England based brand and our all-natural, light, and refreshing drinks that are not sweet and do not taste synthetic. This investment is what led to a 67% growth in revenue year over year in 2023. Growth continues to trend towards 50% in 2024 year-to-date and we believe we can expect a 50-70% baseline growth in 2025 through continuing to invest in marketing tactics that build brand awareness like sampling consumers in stores, promoting our products in bars, and striking partnerships with sport and entertainment organizations like Rhode Island Football Club and more.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 29, 2025, the Company has capital resources available in the form of $1,186 in cash, $39,894 in available line of credit, and $10,661 in credit card capacity. The business uses these facilities for working capital needs like bridging the cost of good expenses to revenue. MA, RI, and CT distributors begin bulk ordering in March and April annually at which point the business begins cashflowing in earnest, settling credit, and investing in sales and marketing growth initiatives. As of this date, the Company has $154,726 in accounts receivable from purchase orders placed by its distributors. That cash will arrive in May to alleviate the line of credit and credit card balances.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. Each round of funding to date and going forward has and will be used to support inventory production, marketing, sales support, and operating expenses in an effort to grow brand awareness and loyalty in our existing and intended target markets. This is done to ensure we are being efficient and effective with capital raise and to protect dilution of existing investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, more than 75% of the capital required for the next stage of growth will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for one month. This is based on a current average monthly burn rate of $45,000 anticipated over the next six months for expenses related to marketing, partnership development, salaries, and R&D in preparation for Spring and Summer 2025.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 18 months. This is based on a projected monthly average burn rate of $120,000 for expenses related to cost of inventory, production, marketing, partnerships, salaries and operating expenses that spike more seasonally in the Spring and Summer months. This timeline takes into account our anticipated burn rate, investment in sales, marketing, partnerships and growth rate target.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital and assesses this need annually. In 2026, there would be a need for additional funding through a convertible note or perhaps a priced round.

Indebtedness

- Creditor: Okeanos Venture Management

Amount Owed: $170,252.00
Interest Rate: 8.0%
Maturity Date: April 01, 2026
This is a balance on a promissory note of $200,000 used to purchase our brand rights from our previous MA and RI distributor Craft Collective Inc. for the right to transition our distribution partnership to Horizon Beverage, a leading distributor in our core markets. This is a investment that often occurs in beverage alcohol within "Franchise States" where, per the three tier system born from the Prohibition Era, distributors own supplier distribution right unless a termination fee is paid to the distributor. Horizon Beverage is paying an additional $3 a case to help Cape Cod'r Inc. fund this termination fee. Payments are made quarterly equal to $3 a case that Horizon Beverage purchases from Cape Cod'r Inc. The balance of the note accrues interest at 8% until paid in full.

- Creditor: Credit Card Payable
  Amount Owed: $11,940.34
  Interest Rate: 0.0%
  As of end of December 2024.

- Creditor: Chase LOC
  Amount Owed: $109,077.00
  Interest Rate: 10.8%
  Maturity Date: January 01, 2030
  Revolving line of credit/no maturity date

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $6,000,000.00

Valuation Cap Details: This valuation cap was calculated internally by the Company without the use of any formal third-party evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  75.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Working Capital
  8.5%
  We will use 8.5% of the funds for working capital to cover expenses for the production costs, partnership investments, marketing investments as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  1.0%
  We will use 1% of the funds to market the crowdfunding campaign.

- Company Employment
  1.0%
  We will use 1% of the funds to hire key personnel for daily operations, including the following roles: Sales Account Representative and Marketing Manager. Wages to be commensurate with training, experience and position.

- Inventory
  9.0%
  We will use 9% of the funds raised to invest in ingredients, cartons, cans and production labor for the Company's tequila, vodka, and rum ready-to-drink cocktails in preparation for the growing demand for our brand in MA, RI, and CT.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  1.0%
  We will use 1% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  38.0%
  We will use 38% of the funds raised to invest in ingredients, cartons, cans and production labor for the Company's tequila, vodka, and rum ready-to-drink cocktails in preparation for the growing demand for our brand in MA, RI, and CT.

- Company Employment
  8.5%
  We will use 8.5% of the funds to hire key personnel for daily operations, including the following roles: Sales Account Representative and Marketing Manager. Wages to be commensurate with training, experience and position.

- StartEngine Reg CF Campaign Marketing
  9.0%
  We will use 9% of the funds to market the crowdfunding campaign.

- Working Capital
  38.0%
  We will use 38% of the funds for working capital to cover expenses for the production costs, partnership investments, marketing investments as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://capecodr.com/ (https://capecodr.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/capecodr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Cape Cod'r Inc.

[See attached]



Cape Cod'r Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Cape Cod'r Inc., Management

We have reviewed the accompanying financial statements of Cape Cod'r Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL 33321
April 28, 2025

CAPE COD'R INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	969	333,648
Accounts Receivable		-	19,344
Inventory		140,630	135,978
Other Current Assets		38,567	66,705
Total Current Assets		180,166	555,675
Non-Current Assets:			
Fixed Assets - net	$	-	7,645
Right of Use Asset		-	28,453
Total Non-Current Assets		-	36,098
TOTAL ASSETS		180,165	591,773
LIABILITIES AND EQUITY			
Current Liabilities:			
Credit Cards	$	11,940	58,747
Accounts Payable		124,645	-
Line of Credit		109,077	-
Short Term Lease Liability		-	28,453
Notes Payable-Current Portion		117,537	-
Other Current Liabilities		4,575	20,130
Total Current Liabilities		367,774	107,330
Non-Current Liabilities:			
Notes Payable		52,715	-
Total Non-Current Liabilities		52,715	-
TOTAL LIABILITIES		420,489	107,330
EQUITY			
Common Stock	$	100	100
Additional Paid In Capital		48,897	29,147
SAFE Notes		2,006,725	1,746,475
Retained Earnings		(2,296,046)	(1,291,279)
TOTAL EQUITY		(240,324)	484,443
TOTAL LIABILITIES AND EQUITY	$	180,165	591,773

See Accompanying Notes to these Unaudited Financial Statements

CAPE COD'R INC.
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	2023
Revenues			
Sales	$	487,669	333,585
Cost of Goods Sold		(362,279)	(282,698)
Gross Profit		125,390	50,887
Operating Expenses			
Advertising & Marketing	$	502,359	356,062
Payroll		142,858	188,100
Commission Expense		130,570	156,465
Rent Expense		43,920	42,860
General and Administrative		139,443	186,987
Depreciation Expense		7,645	5,097
Total Operating Expenses		966,795	935,571
Total Loss from Operations		(841,405)	(884,684)
Other Income (Expense)			
Interest Expense	$	(13,361)	(1,018)
Contract Termination		(150,000)	-
Other Income		-	33
Total Other Income (Expense)		(163,361)	(985)
Net Income (Loss)	$	(1,004,766)	(885,669)

See Accompanying Notes to these Unaudited Financial Statements

CAPE COD'R INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | | | Retained Earnings | Total Shareholders' |
	# of Shares	$ Amount	APIC	SAFE	(Deficit)	Equity
Beginning balance at 1/1/23	1,000,000	100	29,262	514,750	(405,610)	138,502
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid-in Capital	-	-	(115)	-	-	(115)
Safe Notes	-	-	-	1,231,725	-	1,231,725
Net income (loss)	-	-	-	-	(885,669)	(885,669)
Ending balance at 12/31/23	1,000,000	100	29,147	1,746,475	(1,291,279)	484,443
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid-in Capital	-	-	19,750	-	-	19,750
Safe Notes	-	-	-	260,250	-	260,250
Net income (loss)	-	-	-	-	(1,004,766)	(1,004,766)
Ending balance at 12/31/24	1,000,000	100	48,897	2,006,725	(2,296,046)	(240,324)

See Accompanying Notes to these Unaudited Financial Statements


CAPE COD'R INC.
STATEMENT OF CASH FLOWS


		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Loss	$	(1,004,766)	(885,669)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Depreciation Expense		7,645	5,097
(Increase) Decrease in:			
Accounts Receivable		19,344	(19,344)
Inventory		(4,652)	(5,228)
Right of Use Asset		28,453	(28,453)
Other Current Assets		28,138	(59,404)
Increase (Decrease) in:			
Credit Cards		(46,807)	45,222
Accounts Payable		124,645	-
Lease Liability		(28,453)	28,453
Other Current Liabilities		(15,555)	4,557
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		112,758	(29,100)
Net Cash used in Operating Activities		(892,008)	(914,769)
INVESTING ACTIVITIES			
Fixed Assets	$	-	-
Net Cash used in Investing Activities		-	-
FINANCING ACTIVITIES			
Proceeds from Line of Credit	$	109,077	-
Proceeds from Notes Payable		170,252	-
Proceeds from Safe Notes		260,250	1,231,725
(Dividends) and Issuance of Stocks		19,750	(115)
Net Cash provided by Financing Activities		559,329	1,231,610
Cash at the beginning of period		333,648	16,807
Net Cash increase (decrease) for period		(332,679)	316,841
Cash at end of period		969	333,648


See Accompanying Notes to these Unaudited Financial Statements


NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

CAPE COD'R INC. (the "Company") was formed as a Delaware limited liability company on June 10, 2021, and converted into a corporation on March 4, 2022. The Company is headquartered in Boston, Massachusetts.

Cape Cod'r is a premium canned cocktail inspired by the Cape Cod lifestyle. Each cocktail is made with three simple ingredients, contains 100 calories, is gluten-free, and has an alcohol by volume of 4.5 percent. Since its inception, the Company has sold over 600,000 cans and established a strong regional brand identity rooted in the New England coastal experience.

In 2023, the Company launched in Rhode Island and Massachusetts, introducing *Mermaid's Tale*, a tequila-based product that quickly became a top seller. In 2024, it expanded into Connecticut and released *Golden Hour*, another tequila-based option, along with a variety pack to encourage consumer trial and increase volume per purchase. With the introduction of new products and formats, the Company continues to emphasize innovation and responsiveness to evolving consumer preferences within the ready-to-drink cocktail market.

The Company targets everyday consumers seeking low-alcohol, health-conscious ready-to-drink beverages. Revenue is primarily generated through wholesale distribution, with multi-flavor variety packs enhancing efficiency and retail performance.

To support continued growth, the Company plans to conduct a Regulation Crowdfunding campaign in 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. While the Company has incurred recurring losses since inception and currently has liabilities exceeding its assets, these conditions are largely the result of deliberate investments in brand development, marketing, product innovation, and the strategic transition to a new distribution partnership.

Management acknowledges that these factors, along with external risks such as tariffs on imports from Mexico and broader market volatility, could impact margins and consumer spending behavior, raising substantial doubt about the Company's ability to continue as a going concern. However, these external risks are typical for a growing company in the beverage alcohol industry, where such challenges, particularly in establishing a brand

and navigating market fluctuations are common. It is also typical in this industry for significant upfront costs to be necessary to establish brand presence before reaching revenue scale. Management anticipates that profitability will improve as top-line revenue approaches approximately $2 million.

To achieve this, the Company is actively focused on expanding its market presence and enhancing product offerings to drive sales. Management is also continuing to evaluate funding opportunities and capital-raising options to support operations and manage debt obligations. While there can be no assurance that these plans will be successful, they are designed to mitigate risks and position the Company for sustainable growth.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $969 and $333,648 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected with a 30 days payment terms and sometimes pay on time.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The accounts receivable balances as of December 31, 2024 and December 31, 2023 were nil and $19,344, respectively.

Inventory

Inventory consisted primarily of work in progress and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Work-in-progress inventory at December 31, 2024 and December 31, 2023 amounted to $83,405 and $37,080, respectively. Finished goods inventory at December 31, 2024 and December 31, 2023 amounted to $57,225 and $98,898 respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the double declining balance method based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used,

and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2024.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2024	2023
Vehicles	5	17,375	17,375
Less Accumulated Depreciation		(17,375)	(9,730)
Totals		**-**	**7,645**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling ready to drink cocktails. The Company's payments are generally collected with 30 day payment terms or collected at the time of delivery of the products. The Company's primary performance obligation is to deliver the products to customers. After the delivery of the products, the Company recognized revenue equal to the selling price of the products delivered.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Commission Expense

These are fees that a Company pays to a salesperson in exchange for his or her services in either facilitating, supervising, or completing a sale.

Payroll Expense

Payroll expense is the amount of salaries and wages paid to employees in exchange for services rendered by them to the Company. This also includes benefits and taxes related to employee wages.

General and Administrative

General and administrative expenses consist of automobile expenses, legal and professional fees, office supplies, insurance, utilities, and other general business costs incurred in the normal course of operations.

Contract Termination Fee

The Company paid a contract termination fee of $150,000 during 2024 as it transitioned from its previous distributor to a new, leading-class distributor in the region in order to ensure stronger distribution capabilities.

Equity-Based Compensation

Warrants – The Company accounts for stock warrants in accordance with ASC 470. The notes payable disclosed in Note 4 were issued with 15,001 detachable warrants. For these warrants, the proceeds from the related debt instruments were allocated between the debt and the warrants based on their relative fair values at the time of issuance. The portion attributable to additional paid-in capital was determined to be negligible, thus, substantially all proceeds were allocated to the debt.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Delaware. The Company has incurred cumulative losses of $1.23M since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

The Company has already filed its tax returns as of the date of these financials.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Included in the SAFE Notes disclosed in Note 6 is an amount of $215,000, which was issued by the father of one of the Company's major shareholders. Additionally, a $795,725 SAFE issued by Okeanos Venture Partners LLC,

the lender of the Promissory Notes disclosed in Note 5 is also included in the total SAFE Notes disclosed in Note 6. These SAFEs are under the same terms and conditions as the other SAFE instruments.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

In 2023, the Company entered into lease agreements for two properties, with monthly rent payments of $4,400 and $3,600, respectively. Accordingly, the Company recognized a right-of-use (ROU) asset and a corresponding lease liability totaling $28,453 as of December 31, 2023. These lease obligations were fully settled in 2024 upon termination.

As of the reporting date, the Company does not have any long-term commitments or guarantees, except for the lease liabilities detailed below:

	2024	2023
Lease expense		
Finance lease expense		
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	28,800	36,400
Variable lease expense	-	-
Total	28,800	36,400
Other Information		
Operating cash flows from operating leases	28,800	28,400
ROU assets obtained in exchange for new operating lease liabilities	-	-
Weighted-average remaining lease term in years for finance leases	-	56,260
Weighted-average remaining lease term in years for operating leases	-	-
Weighted-average discount rate for finance leases	-	1
Weighted-average discount rate for operating leases	4.18%	4.18%

Maturity Analysis		Operating	Operating
	2024-12	-	28,800
	2025-12	-	-
	2026-12	-	-
	Thereafter	-	-
Total undiscounted cash flows		-	28,800
Less: present value discount		-	(347)

Total lease liabilities	-	28,453

NOTE 5 – LIABILITIES AND DEBT

Line of Credit – In October 2023, the Company entered into a business line of credit with Chase to support operating capital needs, with a maximum borrowing limit of $120,000 and an interest rate of 3.3% per annum. No amounts were drawn in 2023; however, the Company utilized the line in 2024. As of December 31, 2024, the outstanding balance was $109,077.

Notes Payable – In April 2024, the Company entered into a $200,000 promissory note agreement with Okeanos Venture Partners LLC, with a major portion used to fund the $150,000 contract termination fee related to its strategic transition from a previous distributor to a new one. The note bears interest at 8% per annum, includes 15,011 detachable warrants, and matures in April 2026.

Repayments are required quarterly and are variable based on the funds the Company receives from the new distributor, which are expected to be $3 per case distributed. As of December 31, 2024, the outstanding balance on the note was $172,252.

NOTE 6 – EQUITY

Capital Stock

The Company has authorized 2,000,000 of common shares with a par value of $0.0001 per share. 1,000,000 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreement for Future Equity (SAFE) Notes

In 2022 and 2023, the Company issued multiple SAFE agreements to third-party investors as a form of capital financing, raising a total of $1,746,475 as of December 31, 2023. Additional SAFEs were issued during 2024, increasing the total balance to $2,006,725 as of December 31, 2024.

The SAFE agreements include valuation caps ranging from $5 million to $7 million and carry a discount rate of 80%. These agreements have no maturity date and do not bear interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Cape Cod'r was born in my Dennis Port backyard. Inspired by moments spent with family and friends, sipping Cape Cod'rs and soaking in the magic of a Cape Cod sunset. Knowing how much this special place means to so many, we created Cape Cod'r to share in that feeling. Cherish moments with your favorite people and your favorite place wherever that may be.

Intentionally crafted with real spirits, all natural juice, no unnecessary ingredients, Cape Cod'r delivers that clean, crisp taste of a cocktail done right. Whether it's a beach day or a backyard barbecue or an evening at home, Cape Cod'rs made to elevate those everyday moments with your family and friends.

Seeing the Cape Cod'r community and embody that kickback, memory making lifestyle with a Cod'r in hand, has been nothing short of amazing. And we now want to give you an opportunity to join the movement. Check out our campaign page and learn how to become an owner in our journey.

Cheers, you're a Cod'r now.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1.   Note Subscription.

        (a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

        (b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c)   Special provisions for cryptocurrency payments. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be

subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) <u>Transfers upon challenged transactions</u>. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3.   <u>Proxies</u>.

As a condition to issuance of shares of the Company pursuant to the conversion of the Securities, the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

4.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is

authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   Authority for Agreement.   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 5 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2023 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of

the Company for the periods indicated. RNB Capital LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds.   The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation.   There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

5.   Representations and Warranties of Subscriber.   By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority.   Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing.   Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations.   Subscriber understands that the Securities have not been registered under the Securities Act.   Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk.   Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities.   Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k)   Restrictions on Ownership of Alcohol Companies.

i. Subscriber acknowledges that the alcohol beverage industry is subject to extensive federal and state regulations, which govern the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do to industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment.

ii. Subscriber confirms that Subscriber is aware of the risks associated with alcoholic beverage companies and further confirms Subscriber is not a wholesale or retail licensee, nor employed by such a licensee.

6.   Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

7.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense

whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same

extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes   %%VESTING_AMOUNT%%
the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*   *   *   *   *

This Subscription is accepted on %%NOW%%.

%%NAME_OF_ISSUER%%
By:
%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

CONVERTIBLE PROMISSORY NOTE
SERIES 2025- CF

$%%VESTING_AMOUNT%%   %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1.   **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 7, 2027 (the "Maturity Date").

2.   **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   **Conversion; Repayment Premium Upon Sale of the Company.**

(a)   In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.   Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5.   Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6.   Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7.   Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a)   The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.
>
> b)   The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.
>
> c)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
>
> d)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
>
> e)   The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
>
> f)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
>
> g)   Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8.   Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10.   **Parity with Other Notes.** The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   **Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of Investors.

12.   **Assignment.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   **Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By:____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

CERTIFICATE OF INCORPORATION
OF
CAPE COD'R INC.

FIRST: The name of the corporation is Cape Cod'r Inc. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is 8 The Green, Suite R, in the City of Dover, Zip Code of 19901, County of Kent. The name of its registered agent at such address is Resident Agents Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The Corporation is authorized to issue one class of stock, to be designated "Common Stock" with a par value of $0.0001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is two million (2,000,000).

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon by the statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide. Subject to any additional vote required by the Certificate of Incorporation or any other agreement among the Corporation and its equity holders, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors; provided, however, that, so long as Patrick Walsh and his affiliates continues to hold a majority of the outstanding shares of capital stock of the Corporation, as measured on a fully-diluted, as-converted basis, Mr. Walsh shall be entitled to cast three (3) votes at each meeting of the Board of Directors (or action by written consent) such that his votes shall constitute a majority of all votes taken thereat.

SIXTH: The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the Corporation.

SEVENTH: The name and mailing address of the incorporator is:

William Patch
364 Barnstable Road, #1012
Hyannis, MA 02601

EIGHTH: To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, a director of the Corporation shall be indemnified by the Corporation in accordance with the Bylaws and shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the foregoing provisions of this Article EIGHTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions occurring prior to, such repeal or modification.

THE UNDERSIGNED, being the incorporator named above, for the purpose of forming a corporation pursuant to the General Corporation Law of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 4th day of March, 2022.

Name: William Patch
Title: Incorporator

5430770.1

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]



Will Patch <willpatch@capecodr.com>

[PREVIEW] Cape Cod'r – Crafted for Life's Best Moments
1 message

Cape Cod'r | Craft Cocktails <drink@capecodr.com>
To: willpatch@capecodr.com

Thu, Jan 2, 2025 at 10:28 AM

ABOUT US

Reserve your Interest to Own Cape Cod'r



Hi there, it's Kevin!

Cape Cod'r believes in the power of family, community, and
unforgettable moments with your people in your **favorite place
sipping on your favorite drink, wherever your Cape may be**. Our
journey began over a bottle of whiskey when my brother-in-law and
co-founder, Will Patch, reflected on my Cape Cod childhood in
Dennisport, MA—where the best memories were shared over cocktails
with loved ones in the backyard.

Our mission was simple, help people focus in on those moments with

drinks that people actually want! The problem: national ready-to-drink cocktail brands only provided options that lacked the light, refreshing experience without sacrificing flavor. Most drinks were too sweet, synthetic, or highly carbonated. Cod'r provides intriguing flavors like Tequila Watermelon Mint, White Rum Ginger Lime, and Vodka Cranberry Mint (inspired by my grandfather' "Ampa's" Cape Codder recipe) where every sip embodies coastal sophistication with clean, balanced taste.

Whether on Cape Cod or wherever your favorite memories are made, we're here to celebrate the good times past, present, and yet to come with a Cod'r in hand.

Here's to moments that matter and cocktails that belong,

Kevin O'Leary
Cape Cod'r Team

Look out for emails regarding investment details, perks, and more. We will send the StartEngine campaign page link to you via email in January!





CLASSIC

Vodka | Cranberry | Hint of Mint

BAE BREEZE

Vodka | Grapefruit | Cranberry



PERFECT STORM

White Rum | Ginger | Lime



OCEAN BREAK

White Rum | Blueberry | Lemon



GOLDEN HOUR

Tequila | Orange | Lime



MERMAIDS TALE

Tequila | Watermelon | Mint





VARIETY PACK

Classic | Bae Breeze | Perfect Storm | Mermaids Tale

TEQUILA PACK

Mermaids Tale | Golden Hour

SHOP NOW

1/2/25, 4:19 PM

capecodr.com Mail - [PREVIEW] Invest in Cape Cod'r Starting Jan 7th!



Will Patch <willpatch@capecodr.com>

[PREVIEW] Invest in Cape Cod'r Starting Jan 7th!

1 message

Cape Cod'r | Craft Cocktails <willpatch@capecodr.com>   Thu, Jan 2, 2025 at 4:19 PM
To: willpatch@capecodr.com

Can't see this email? View in Your Browser

Set a Reminder to Invest!



READY TO INVEST?

SIGN UP

Create your profile on StartEngine today in preparation for our campaign launch. Stay tuned—our investment dashboard link will be shared as soon as we go live!



Exciting experiential perks for investors:

$500 minimum	
$1,000 - $4,999	2 Free Pk + Cod'r Hat + Raffle for Newport Cruise for 2
$5,000 - $9,999	2 Free Pk + Cod'r Hat + Newport Cruise for 2
$10,000 - $24,999	2 Free Pk + Cod'r Hat + Newport Cruise for 2 and Dinner for 2
$25,000 - $49,999	2 Free Pk + Cod'r Hat + Cape Cod Beach Chair + Private Charter
$50,000+	2 Free Pk + Cod'r Hat + Cape Cod Beach Chair + Private Charter + 1 Night Hotel

Help us spread the word! Share this opportunity with your friends and family—it's people like you who make a difference.


  

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN
RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE
ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE
OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM.
AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
"RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Will Patch <willpatch@capecodr.com>

[PREVIEW] See What Fans Are Saying About Cape Cod'r 📣
1 message

Cape Cod'r | Craft Cocktails <drink@capecodr.com>   Thu, Jan 2, 2025 at 10:37 AM
To: willpatch@capecodr.com

Can't see this email? <u>View in Your Browser</u>

Look out for an email in January!



 

CAPE COD'R BUZZ

AWARD WINS | RAVE REVIEWS | EXCITING NEWS!

Cape Cod'r is earning cheers from fans across New England and beyond! Here's what they're saying:



> Hands down the best seltzer
> I've ever had!
> – Andrew



> Perfect for our Cape Cod wedding
> welcome bags—our guests are
> going to love these cocktails!
> – Alicia



> I planned my route home
> from Maine just to stock up
> on your drinks!



These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success

We're also excited to share recent accolades from the Seltzer Nation Awards 2024:



Reserve your interest to invest in a brand that's redefining the ready-to-drink cocktail market! Join the Cape Cod'r community and stay tuned for details. As always, thank you for being part of our journey!

f ◎ ♪ in

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Will Patch <willpatch@capecodr.com>

[PREVIEW] Welcome - You're a Cape Cod'r Now!
1 message

Cape Cod'r | Craft Cocktails <drink@capecodr.com>   Thu, Jan 2, 2025 at 10:30 AM
To: willpatch@capecodr.com

WELCOME TO OUR COMMUNITY

RESERVE YOUR INTEREST IN OWNING CAPE COD'R!

Cape Cod'r Crowdfunding campaign is coming soon in 2025!

Look out for emails regarding investment details, perks, and more. We will send the StartEngine campaign page link to you via email in January. And as always, follow us on Instagram, Facebook, and LinkedIn😎

CHEERS!

Will and Kevin



RESERVE YOUR INVESTMENT INTEREST TO BE ELIGIBLE FOR AN EXCLUSIVE OFFER

Cape Cod'r was founded in the backyard of Co-Founder Kevin O'Leary's Dennisport, MA home. Our drinks differ from the sweet and metallic tasting options in that they're all natural and clean. Each can is 4.5% abv, 100 calories, gluten free and under 4 grams of carbs that result in a light and refreshing complexion. Six flavors across tequila, vodka, and rum provide options for all pallets!

Get 20% off online orders! with code

INVESTOR20

Shop Now



[Unsubscribe](#).

Cape Cod'r | Craft Cocktails 4806 28th St S Arlington, VA 22206



Will Patch <willpatch@capecodr.com>

[PREVIEW] Your Chance to Reserve Interest in Becoming an Owner in the Movement
1 message

Cape Cod'r | Craft Cocktails <drink@capecodr.com>   Thu, Jan 2, 2025 at 10:26 AM
To: willpatch@capecodr.com

Can't see this email? View in Your Browser

RESERVE INTEREST IN BECOMING AN OWNER

Look out for emails in January!

Good day my friend!

You may picked up a pack in MA, RI, or CT stores or have been watching our journey from afar, Kevin and I thank you for being a part of our community of entrepreneurial-thinkers! There is substantial growth expected in the ready-to-drink market and specifically the spirit-based segment. We're excited to provide the opportunity for our people to own a part of the journey! Here's why:



WHY CAPE COD'R?

Thriving Market Opportunity



The ready-to-drink market achieved $10.7B in sales in 2023 and is projected to **grow by 5.2% a year through 2029,** with spirit-based options like Cape Cod'r greatly outpacing malt-based, wine-based, and FMB products. **Spirit based options achieved over 30% growth last year** and that trend is expected to continue. **Consumers are increasingly demanding low ABV, low-calorie, low-carb options that prioritize health.**

Premiumization of the product, improved flavors, taste, quality and package design are expected to drive demand. Cape Cod'r embodies all these trends.

Proven Brand Growth



Cape Cod'r has been **growing 58%+ year-over-year** since launching in May of 2022. With over **500 retail stores,** restaurants, golf courses and resorts carrying our products, we have the distribution to drive significant sales volume and growth through investing in marketing and consumer awareness.

Drinks People Love and Trust



Consumer loyalty is driven through high quality products that differ from the competition and branding that resonates with people. **Our local New England roots and clean tasting options for all drinking occasions** has made us a staple in poolside refrigerators and backyard coolers! But Cape Cod'r isn't just a product. It's a lifestyle that encourages our people to turn off the work phone and go to their favorite place with their favorite people and tip back a Cod'r, wherever your Cape may be!

By owning a piece of Cape Cod'r, you become part of a movement that's creating real change and offering real rewards. With exclusive offers available, this is your chance to indicate your interest in claiming your stake in the future of the beverage industry.

You're a Cod'r Now!

The Cape Cod'r Team

